Exhibit (h)(4)

AMENDMENT NO. 1

TO ADMINISTRATIVE SERVICES AGREEMENT

(Thrivent Core Funds)

Thrivent Core Funds (“TCF”) and Thrivent Asset Management, LLC (“TAM”) hereby agree that effective September 5, 2017 (i) the “Thrivent Core Emerging Markets Debt Fund” shall be deemed a “Fund” under the terms of the Administrative Services Agreement dated May 2, 2016 between TCF and TAM. A revised Schedule A is attached hereto.

THRIVENT CORE FUNDS

By:	/s/ David S. Royal

David S. Royal
President

THRIVENT ASSET MANAGEMENT, LLC

By:	/s/ Russell W. Swansen

Russell W. Swansen
President

Schedule A

(effective September 5, 2017)

Fund	Fee
1. Thrivent Core Short-Term Reserve Fund	$90,000

2. Thrivent Emerging Markets Debt Fund	(a) 0.019 percent (0.019%) of the Fund’s average daily net assets, plus (b) a fixed fee of $70,000.